SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

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The Netherlands

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CNH GLOBAL N.V.

Form 6-K for the month of December 2009

List of Exhibits:

1.    News Release entitled, “CNH Upgrades Its Operations in China”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/S/ MICHAEL P. GOING
Michael P. Going
Senior Vice President, General Counsel and Secretary
December 15, 2009

Press Release

CNH Upgrades Its Operations in China

Within the newly expanded Harbin site, CNH officially launched a joint educational project with Heilongjiang Agricultural Engineering Vocational College, to further strengthen its long term commitment in the Country

LUGANO, Switzerland—(December 14, 2009) – In early December, CNH inaugurated new upgrades to its Harbin facility, which aim to improve local production capacity of agricultural machinery, after sales service levels, as well as training to the farmers of the future.

The new site in Heilongjiang Province, called Case New Holland Machinery (Harbin) Ltd., stretches over 20,000 square metres and includes a light assembly line, a workshop, a parts depot, a training centre and offices. As part of the Company’s commitment to the agribusiness sector in the Country, the training centre and related campus was established in partnership with the Heilongjiang Agricultural Engineering Vocational College, leveraging on CNH’s local and global resources and expertise.

CNH is a global manufacturer of agricultural and construction equipment and part of the Fiat Group.

More than 300 people including officials from the Heilongjiang Agricultural Committee, the Heilongjiang Provincial Department of Education, the Heilongjiang Agricultural Machinery Administration Bureau, the Development and Reform Committee and Agricultural Machinery Bureau of Heilongjiang General Bureau of State Farm, the Sub-Bureaus and farm agricultural machinery departments and relevant representatives from the media attended the site’s inauguration ceremony in the new plant area on December 4th.

The Joint Educational Cooperation Project between CNH and Heilongjiang Agricultural Engineering Vocational College will allow local students to receive training on a regular basis, with the aid of CNH domestic and foreign technical experts, and introduce them to the latest agricultural practices.

Heilongjiang Agricultural Engineering Vocational College is a higher education institution accredited by the Ministry of Education of the People’s Republic of China. It is a leading institution training a large number of highly skilled personnel on production, management and service within the Heilongjiang Province and with a history stretching back 60 years. The province is striving to increase highly specialized education in the area, as it has more than five million workers and only 200,000 of whom are highly skilled technical workers.

Mr. Han Guiqing, General Deputy Director of Heilongjiang Agricultural Committee highly praised the project and said, “This is a strong partnership for the two sides to carry out a school-enterprise cooperation; it represents a happy event for the Heilongjiang agriculture business. I believe in the strategic importance of this project for CNH’s long term development in China and it is a significant step to train personnel and to speed up the agricultural modernization process in our province.”

Case New Holland Machinery (Harbin) Ltd. (formerly known as Harbin New Holland Tractors Ltd) has been successfully operating for 10 years, assembling locally more than 1,500 high horsepower tractors. The site provides spare parts availability, after sales activities to its customers with a dedicated team of highly specialized technicians.

CNH, with its agricultural brands Case IH and New Holland Agriculture, has been present in the Country for more than 100 years with imported machinery.

In recent years, CNH’s brands have become the market leader for large agricultural machinery in the Chinese market.

In the last year alone, Case IH and New Holland supplied the Country’s State Farms and non-State Farm projects with several hundred units of agricultural machinery, including tractors, combines, cotton pickers, sprayers, implements and other equipment.

With its machinery, CNH has recently committed itself to helping achieve Heilongjiang’s ‘50 billion kilograms of grain’ strategic production project, a target that the province is expected to reach by 2012.

Franco Fusignani, Head of CNH international, stated, “CNH is continually and increasingly committed to the modernization of agriculture in China. Over the last four years we have manufactured over 50,000 units in our Shanghai plant and we recently invested in the new assembly line for tractors from 100 to 130 horsepower. With this new partnership with Heilongjiang Agricultural Engineering Vocational College and Heilongjiang Province, we believe we can significantly contribute, with new advanced technologies, to the development of the Country. Ten years ago I inaugurated our operations in Harbin, and today I am very pleased to see the evolution of the initial project.”

CNH Operations in China

The presence and development history of CNH’s agricultural brands in China can be traced back more than 100 years. The first tractor (then called Fire-Plough) was imported to China at the beginning of last century. In 1940, International Harvester sponsored 20 Chinese agriculture machinery experts to study in the US, and has since cooperated with several universities in China to introduce the agriculture engineering techniques from the USA into China.

In the last ten years, CNH has established two tractor manufacturing and assembly bases in Shanghai (50-130 Hp tractors) and Harbin (tractors above 100Hp) respectively.

The 110-90 and TM140 tractors, launched by Case New Holland Machinery (Harbin) Ltd, had played a fundamental role in the development process of China’s high horsepower tractors and had been warmly welcomed by users.

Recently, more than 400 units of imported high horsepower tractors, 30 combines, 60 cotton pickers, 60 sprayers and 200 implements have been delivered to customers in China.

CNH is also present in China with Case Construction Equipment’s activity, through a network of 30 dealers, distributing excavators, backhoes, steer skid loaders and other equipment.

[end]

Contact:

Stefano Ferro

stefano.ferro@cnh.com

+39 011 0086346

CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,300 dealers in 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.